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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 20, 2003

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        Enclosures: Report: "Operating And Financial Review For The Nine Month And Three Month Periods Ended September 30, 2003"

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002 AND SEPTEMBER 30, 2003 (Unaudited)
(In thousands, except share data)

	December 31, 2002	September 30, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$394,071	696,171
Trade receivables and accrued income, net (Note 5)	217,471	299,685
Due from related parties (Note 6)	78,857	123,353
Inventories	6,213	5,772
Prepaid expenses	14,570	39,078
Deferred tax asset (Note 15)	—	97,511
Other current assets	44,736	70,224

Total current assets	755,918	1,331,794
DUE FROM RELATED PARTIES (Note 7)	9,585	589
PREPAID EXPENSES	1,747	4,052
INVESTMENT SECURITIES	—	1,993
INVESTMENTS (Note 8)	106,479	143,042
FIXED ASSETS, net (Note 9)	1,431,963	1,265,122
CONSTRUCTION IN PROGRESS (Note 10)	62,910	70,417
INTANGIBLES, net (Note 11)	856,364	829,372
GOODWILL	—	1,349
OTHER LONG TERM ASSETS	8,527	4,570

	$3,233,493	3,652,300

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 12)	$373,828	473,117
Trade payables (Note 13)	25,737	42,579
Due to related parties	2,548	3,653
Taxes payable (Note 15)	—	86,498
Other current liabilities and accrued expenses (Note 14)	563,311	928,772

Total current liabilities	965,424	1,534,619
LONG TERM BORROWINGS (Note 16)	905,875	512,500
LONG TERM LEASE OBLIGATIONS	19,132	12,625
RETIREMENT PAY LIABILITY	6,657	10,541
DEFERRED TAX LIABILITIES (Notes 15)	—	16,954
MINORITY INTEREST	568	339
OTHER LONG TERM LIABILITIES	5,378	3,800
SHAREHOLDERS' EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 500,000,000,000 shares in 2002 and in 2003 (Note 17)	636,116	636,116
Additional paid in capital	178	178
Advances for common stock	119	119
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(4,017)	(3,108)
Retained earnings	698,058	927,612

Total shareholders' equity	1,330,459	1,560,922
COMMITMENTS AND CONTINGENCIES (Note 18)

	$3,233,493	3,652,300

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (Unaudited)
(In thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Revenues	$534,332	764,564	1,469,001	1,839,362
Direct cost of revenues	(347,455)	(441,370)	(1,003,494)	(1,131,616)

Gross profit	186,877	323,194	465,507	707,746
General and administrative expenses	(25,076)	(30,332)	(77,278)	(79,162)
Selling and marketing expenses	(44,762)	(66,996)	(142,764)	(173,761)

Operating income	117,039	225,866	245,465	454,823
Income (loss) from related parties, net	(17)	621	62	3,253
Interest income	22,360	36,378	79,123	84,847
Interest expense	(67,776)	(85,318)	(218,534)	(253,574)
Other income (expense), net	(2,661)	(2,770)	2,782	3,822
Equity in net income (loss) of unconsolidated investees (Note 8)	165	6,571	(23,413)	13,034
Minority interest	46	1,760	165	2,462
Translation loss	(10,359)	(22,450)	(20,675)	(76,020)

Income before taxes	58,797	160,658	64,975	232,647
Taxes on income (Note 15)	—	(43,816)	—	(3,093)

Net income	$58,797	116,842	64,975	229,554

Basic and diluted earnings per common share (Note 17)	$0.00012	0.00023	0.00013	0.00046

Weighted average number of common shares outstanding (Note 17)	500,000,000,000	500,000,000,000	500,000,000,000	500,000,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (Unaudited)
(In thousands)

	September 30, 2002	September 30, 2003
	(Unaudited)
Operating Activities:
Net income	$64,975	229,554
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	309,408	315,049
Provision for retirement pay liability	1,316	3,884
Provision for inventories	2,275	(391)
Provision for doubtful receivables	5,718	34,471
Equity in net loss (income) of unconsolidated investees	23,413	(13,034)
Minority interest	(159)	(229)
Deferred taxes	—	(80,557)
Changes in assets and liabilities:
Trade receivables	(20,236)	(124,120)
Due from related parties	77,917	(35,500)
Inventories	(699)	832
Prepaid expenses	422	(26,813)
Other current assets	12,920	(41,144)
Other long term assets	477	(682)
Due to related parties	(2,372)	1,105
Accrued income	5,291	7,435
Accrued expense	117,777	274,590
Trade payables	(209,028)	16,842
Taxes payable	(130)	86,498
Other current liabilities	7,971	87,200
Other long term liabilities	(1,111)	(1,578)

Net cash provided by operating activities	396,145	733,412
Investing Activities:
Additions to fixed assets	(66,916)	(64,897)
Reductions in (additions to) construction in progress	32,366	(7,507)
Additions to intangibles	(25,858)	(56,319)
Investment in securities	—	(1,993)
Investments in investees	(70,741)	(23,968)

Net cash used for investing activities	(131,149)	(154,684)
Financing Activities:
Proceeds from issuance of short term debt	—	4,929
Payment on short and long term debt	(205,159)	(299,015)
Net decrease in debt issuance expenses	9,137	20,294
Payment on lease obligations	(6,685)	(8,349)
Increase in lease obligations	—	5,513

Net cash used for financing activities	(202,707)	(276,628)
Net increase in cash	62,289	302,100
Cash at the beginning of period	243,114	394,071

Cash at the end of period	$305,403	696,171

Supplemental cash flow information:
Interest paid	130,644	110,731

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETSIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003 (Unaudited)
(In thousands, except share data)

	Common stock
								Accumulated other comprehensive loss
			Additional paid in capital	Advances for common stock	Legal reserves	Comprehensive income	Retained earnings		Total shareholders' equity
	Shares	Amount
Balances at December 31, 2002	500,000,000,000	$636,116	178	119	5		698,058	(4,017)	1,330,459
Comprehensive income:
Net income						229,554	229,554		229,554
Other comprehensive income:
Translation adjustment						909		909	909

Comprehensive income						230,463

Balances at September 30, 2003	500,000,000,000	$636,116	178	119	5		927,612	(3,108)	1,560,922

The accompanying notes are an integral part of this consolidated financial statement.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003 (UNAUDITED), AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(1)   Business:

        Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell-Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey.

        Turkcell and Turk Telekomunikasyon AS (Turk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993, which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Turk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls.

        On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry), under which Turkcell was granted a 25 year GSM license for $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        On February 13, 2002, Turkcell renewed its License Agreement with the Telecommunications Authority, which included certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

        As of December 31, 2002, Kibris Mobile Telekomunikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (Global), Corbuss Kurumsal Telekom Servis Hizmetleri AS (Corbuss), Turktell Bilisim Servisleri AS (Turktell), Hayat Boyu egitim AS (Hayat), Kibrisonline Limited Sirketi (Kibrisonline), Bilisim ve Egitim Teknolojileri AS (Bilisim), Digikids Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS (Digikids), Mapco Internet ve Iletisim Hizmetleri Pazarlama AS (Mapco) and Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (Inteltek) (the subsidiaries) are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 99.95%, 74.96%, 60.00%, 99.95%, 59.97%, 70.00% and 54.97%, respectively, by Turkcell or the subsidiaries.

        At the Board of Directors meeting of Turktell held on June 16, 2003, it was resolved that Turktell would acquire 637,975 and 318,985 shares of Mapco owned by Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme AS (Superonline), a company whose majority shares owned by some of the shareholders of the Company, and Digital Platform Iletisim Hizmetleri AS (Digital Platform), a company whose majority shares owned by some of the shareholders of the Company, respectively. Accordingly, an additional 30.00% interest of Mapco was acquired by the Company, increasing its stake to 100.00%.

        At the Turktell's Board of Directors meeting held on July 11, 2003, it was resolved to invest to Libero Interaktif Hizmetler AS (Libero), which has been subsequently established on September 2, 2003 and will provide multi media applications to Inteltek in multi purpose virtual environment.

        At Turkcell's Board of Directors meeting held on September 4, 2003, it was resolved to authorize management unanimously to enter into discussions regarding the purchase of 72.57% of the shares of Digital Platform from Yapi ve Kredi Bankasi AS (Yapi Kredi), a shareholder whose majority shares owned by some of the shareholders of the Company, and its subsidiaries.

        As of September 30, 2003, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids, Mapco, Inteltek and Libero are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 100.00%, 75.00%, 60.00%, 100.00%, 60.00%, 100.00%, 55.00% and 55.00%, respectively.

        As of December 31, 2002 and September 30, 2003, Fintur Holdings B.V. (Fintur) was an equity investee.

(2)   Financial Position and Basis of Preparation of Financial Statements:

        Turkcell and its subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America. The unaudited consolidated financial statements of the Company as of September 30, 2003, and for the three month and nine month periods ended September 30, 2002 and 2003, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles; amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

        At September 30, 2003, current liabilities exceeded current assets by $202,825 (December 31, 2002: $209,506). This matter may raise doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. The Company has generated positive cash flows from operations for the past years. Management believes that the Company will continue to generate sufficient operating cash flows to operate as a going concern. In addition, on October 30, 2003, Yapi Kredi has committed to provide a cash loan facility, with market rates, up to $150,000 to the Company over the next twelve months (Note 20). Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

        As of September 30, 2003, the consolidated financial statements include the accounts of Turkcell and eleven (December 31, 2002: ten) majority owned subsidiaries. The investment in Fintur is included under the equity method of accounting (Note 8).

        The major principles of consolidation are as follows:

        —All significant intercompany balances and transactions have been eliminated in consolidation.

        —Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(3)   Comprehensive Income:

        Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the three month and nine month periods ended September 30, 2002 and 2003 were $57,137, $116,683, $63,057 and $230,463, respectively.

(4)   New Accounting Standards Issued:

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decision made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 was to be applied for the first interim or annual period beginning after June 15, 2003. In October 2003, the FASB proposed significant changes in how companies identify variable interest entities and determine which company should consolidate such entities under FIN 46 and postponed the applicability of FIN 46 for entities that existed prior February 1, 2003, to the first interim and annual period ending after December 15, 2003. Management believes that the adoption of this standard will have no material impact on the Company's consolidated financial statements.

(5)   Trade Receivables and Accrued Income, net:

        At December 31, 2002 and September 30, 2003, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Receivables from subscribers	$189,883	271,512
Receivable from Turk Telekom	56,949	67,068
Accounts and checks receivable	16,484	48,856

	263,316	387,436
Accrued service income	80,832	73,397
Allowance for doubtful receivables	(126,677)	(161,148)

	$217,471	299,685

        The Company has a receivable from Turk Telekom at December 31, 2002 and September 30, 2003, which represents amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed line subscribers' calls to Turkcell's GSM subscribers.

        The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

        Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, for the amounts paid in 2000, the Company recorded an accrued income amounting $26,103 as of September 30, 2003 (Note 18).

        Accounts and checks receivable represent amounts due from dealers and roaming receivables.

        Movements in the allowance for doubtful receivables are as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Beginning balance	$111,002	126,677
Provision for doubtful receivables	37,645	10,105
Write-off	(5,599)	(1,097)
Effect of change in exchange rate	(16,371)	25,463

Ending balance	$126,677	161,148

(6)   Due from Related Parties:

        As of December 31, 2002 and September 30, 2003, the balance comprised:

	December 31, 2002	September 30, 2003
		(Unaudited)
Digital Platform	$10,824	56,553
KVK Teknoloji Urunleri AS (KVK Teknoloji)	6,489	28,152
ADD Production Medya AS (ADD)	16,656	14,602
A-Tel Pazarlama ve Servis Hizmetleri AS (A-Tel)	20,846	7,502
Azertel Telekomunikasyon Yatirim Dis Ticaret AS (Azertel)	2,940	5,161
Milleni.com GmbH (Milleni.com)	3,695	4,213
Geocell Ltd. (Geocell)	—	2,031
Superonline	1,181	1,013
Azercell Telecom B.M. (Azercell)	1,375	27
Asli Gazetecilik ve Matbaacilik AS (Asli Gazetecilik)	5,667	12
Cukurova Investments N.V. (Cukurova Investments)	1,735	—
KVK Mobil Telefon Sistemleri Ticaret AS (KVK)	3,816	—
Other	3,633	4,087

	$78,857	123,353

        Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships amounting to $31,553. Also, the Company advanced $25,000 to Digital Platform.

        Due from KVK Teknoloji, a company whose majority shares owned by some of the shareholders of the Company, mainly resulted from SIM card and prepaid card sales to this company. The Company has started to sell to KVK Teknoloji in the fourth quarter of 2002.

        Due from ADD, a company whose majority shares owned by some of the shareholders of the Company, mainly resulted from services rendered related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

        Due from A-Tel, a company whose majority shares owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company. At December 31, 2002, such receivables also included advances given for hand set subsidies provided by A-Tel in certain campaigns started by this company.

        Due from Azertel, a company whose majority shares owned by Fintur, mainly resulted from expenses paid by Turkcell on behalf of this company.

        Due from Milleni.com, a company whose majority shares owned by some of the shareholders of the Company, mainly resulted from interconnection receivables.

        Due from Geocell, a company whose majority shares owned by Fintur, mainly resulted from roaming receivables and sales of GSM equipment.

        Due from Superonline mainly resulted from receivables from call center revenues.

        Due from Azercell, a company, whose majority shares owned by Fintur, resulted from roaming receivables and consultancy services given to this company.

        Due from Asli Gazetecilik, a company whose majority shares owned by some of the shareholders of the Company, mainly resulted from advances given for making space and airtime reservations for advertisements on televisions, radio stations, newspapers and magazines mainly owned by Cukurova Group.

(7)   Due from Related Parties—Long Term:

        At December 31, 2002, the balance represented an amount due from Azertel mainly resulted from the payment made by Azertel (on behalf of Azercell) to the Azerbaijan Ministry of Communication as profit guarantee for 1997, in accordance with Article 13 of the GSM contract dated January 19, 1996. Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance was to be paid back by Azertel to the Company from future dividends of Azercell to Azertel. As of September 30, 2003, the balance has been fully collected from Azertel.

        At September 30, 2003, the balance represents an amount due from Superonline mainly resulted from receivables from call center revenues.

(8)   Investments:

        At December 31, 2002 and September 30, 2003, investments in associated companies were as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Fintur	$106,479	120,423
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (Aks TV)	—	15,750
Basin Yatirim Sanayi ve Ticaret AS (Basin Yatirim)	—	6,869

	$106,479	143,042

        At September 30, 2003, the Company's ownership interest in Fintur was 41.45%, which is accounted for under the equity method.

        In 2003, Bilisim entered into discussions to acquire minority interests in media companies owned by the Cukurova Group. Accordingly, Bilisim acquired 6.24% ownership interest in Aks TV and 8.23% ownership interest in Basin Yatirim. Investments in these companies are accounted for under cost method.

        Aggregate summarized information of Fintur as of December 31, 2002 and September 30, 2003, and of Fintur and Siber Egitim for the nine month period ended September 30, 2002, and of Fintur for the nine month period ended September 30, 2003 are as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Current assets	$103,679	114,276
Noncurrent assets	363,008	405,186

	466,687	519,462

Current liabilities	226,021	209,414
Noncurrent liabilities	100,704	136,448
Shareholders' equity	139,962	173,600

	$466,687	519,462

	9 months ended September 30, 2002	9 months ended September 30, 2003
	(Unaudited)	(Unaudited)
Revenue	$174,700	235,696
Direct cost of revenue	(86,559)	(113,754)
Income (loss) before tax	(60,330)	38,574
Net income (loss)	(70,010)	31,444

        Aggregate summarized information of Fintur and Siber Egitim for the nine month period ended September 30, 2002 includes activities of Siber Egitim for the three month period ended March 31, 2002. Turkcell transferred its shares in Siber Egitim to other shareholders of Siber Egitim on April 25, 2002. For the three month period ended March 31, 2002, Siber Egitim's revenues, direct cost of revenues, loss before taxes and net loss were $16, $28, $73 and $73, respectively.

(9)   Fixed Assets, net:

        As of December 31, 2002 and September 30, 2003, the analysis of fixed assets is as follows:

	Useful lives	December 31, 2002	September 30, 2003
			(Unaudited)
Operational fixed assets:
Base terminal stations	8 years	$934,317	957,935
Mobile switching center/base station controller	8 years	824,611	827,959
Minilinks	8 years	193,106	200,625
Supplementary system	8 years	33,498	36,537
Call center equipment	5 years	7,777	8,380
GSM services equipment	8 years	82,120	80,336

		2,075,429	2,111,772
Accumulated depreciation		(852,975)	(1,035,474)

Operational fixed assets, net		1,222,454	1,076,298
Non-operational fixed assets:
Land		773	773
Buildings	25 years	172,442	172,480
Furniture, fixture and equipment	4-5 years	143,716	149,550
Motor vehicles	4-5 years	7,837	7,813
Leasehold improvements	5 years	52,113	59,223

		376,881	389,839
Accumulated depreciation		(167,372)	(201,015)

Non-operational fixed assets, net		209,509	188,824

		$1,431,963	1,265,122

        Total amount of interest capitalized on fixed assets during the nine month periods ended September 30, 2002 and 2003 amounted to $8 and $7, respectively. Total amount of interest capitalized on fixed assets during the three month periods ended September 30, 2002 and 2003 amounted to $1 and nil, respectively. Such capitalized interest is depreciated over the useful lives of the related assets.

        At December 31, 2002 and September 30, 2003, total fixed assets acquired under finance leases amounted to $66,930 and $72,443, respectively. Depreciation of these assets amounted to $846, $1,128, $2,536 and $2,716 for the three month and nine month periods ended September 30, 2002 and 2003, respectively, and is included with depreciation expense.

(10) Construction in Progress:

        At December 31, 2002 and September 30, 2003, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Turkcell-GSM network	$60,020	54,131
Turkcell-Other projects	876	7,821
Non-operational items	1,476	7,947
Kibris Telekom-GSM network	538	518

	$62,910	70,417

(11) Intangibles, net:

        As of December 31, 2002 and September 30, 2003, intangibles consisted of the following:

	Useful lives	December 31, 2002	September 30, 2003
			(Unaudited)
Turkcell-License (Note 1)	25 years	$500,000	500,000
Computer software	8 years	683,822	739,432
Transmission lines	10 years	14,985	15,694

		1,198,807	1,255,126
Accumulated amortization		(342,443)	(425,754)

		$856,364	829,372

        As of September 30, 2003, amortized intangible assets are as follows:

	Gross carrying amount	Accumulated amortization
	(Unaudited)
Turkcell-Licence	$500,000	108,333
Computer Software	739,432	311,661
Transmission lines	15,694	5,760

	$1,255,126	425,754

Aggregate amortization expense

        Aggregate amortization expense for the three month and nine month periods ended September 30, 2002 and 2003 were $26,103, $28,232, $77,461 and $83,308, respectively.

Estimated amortization expense

For the year ended December 31, 2003	$111,590
For the year ended December 31, 2004	111,150
For the year ended December 31, 2005	109,230
For the year ended December 31, 2006	104,985
For the year ended December 31, 2007	94,901

        The Company adopted SFAS No. 142 on January 1, 2002. The adaptation of SFAS No. 142 did not have a material impact on the Company's consolidated financial position or results of operations. As of September 30, 2003, the Company does not have any indefinite life intangible assets.

(12) Short Term Borrowings:

        At December 31, 2002 and September 30, 2003, short-term borrowings comprised the following:

	December 31, 2002	September 30, 2003
		(Unaudited)
Current portion of long term borrowings (Note 16)	$373,528	471,488
Other short term bank loans and overdrafts	300	1,629

	$373,828	473,117

(13) Trade Payables:

        At December 31, 2002 and September 30, 2003, the balance represents amounts due to suppliers arising in the ordinary course of business.

(14) Other Current Liabilities and Accrued Expenses:

        At December 31, 2002 and September 30, 2003, the balance comprised:

	December 31, 2002	September 30, 2003
		(Unaudited)
License fee accrual-The Turkish Treasury	$256,126	512,177
Taxes and withholdings	66,852	116,095
Frequency usage fee accrual (Note 18)	54,434	88,576
Deferred income	40,887	77,908
Selling and marketing expense accruals	19,547	26,224
Accrued interest on borrowings	42,488	22,291
Transmission fee accruals	51,559	22,110
Interconnection accrual-Turk Telekom	1,225	13,833
Lease obligations-short term portion	9,387	13,058
Accrual for derivative instruments (Note 19)	—	8,301
Accrual for Competition Board penalty (Note 18)	—	5,065
Roaming expense accrual	3,171	3,958
Other expense accruals	17,635	19,176

	$563,311	928,772

        In accordance with the License Agreement (Note 1), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $256,126 at December 31, 2002 represents the license fee accrual amounting to $15,516 for the month of December 2002 and license fee accrual on interconnection revenues amounting to $240,610 including interest of $95,056 for the months of March 2001 through December 2002. The balance of $512,177 at September 30, 2003 consists of license fee accrual amounting to $27,279 for the month of September 2003 and license fee accrual on interconnection revenues amounting to $484,898 including interest of $237,892 for the months of March 2001 through September 2003.

        Turkcell did not pay the annual frequency usage fee for 2002, but accrued TL 52.3 trillion (equivalent to $38,016 at September 30, 2003) for principal and TL 69.6 trillion (equivalent to $50,560 at September 30, 2003) for interest in the accompanying consolidated financial statements as of September 30, 2003. Also, the Company accrued TL 52.3 trillion (equivalent to $32.0 at December 31, 2002) for principal and TL 36.6 trillion (equivalent to $22.4 at December 31, 2002) for interest, for such annual frequency usage fees as of December 31, 2002.

        On December 26, 2002, the commercial court has decided against Turkcell in the transmission lines lawsuit. As a result, the Company accrued $37,405 in the consolidated financial statements as of and for the year ended December 31, 2002. In June 2003, the Company made the respective payment.

        Interconnection accrual at December 31, 2002 and September 30, 2003 represents amounts payable under the Interconnection Agreement. The Interconnection Agreement requires that Turkcell pays Turk Telekom for Turkcell's GSM subscribers' calls to Turk Telekom's fixed-line subscribers.

(15) Taxes on Income:

        The income tax benefit (expense) is attributable to income/loss from continuing operations and consists of:

	3 Months Ended September 30,		9 Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)
Current tax charge	$—	(60,368)	—	(83,650)
Deferred tax benefit	—	16,552	—	80,557

Income tax expense	$—	(43,816)	—	(3,093)

        Income tax expense attributable to income from continuing operations for the three-month and nine-month periods ended September 30, 2003 was $43,816 and $3,093, respectively. There was no income tax expense attributable to income from continuing operations for the three-month and nine-month periods ended September 30, 2002. These amounts are differed from the amount computed by applying the Turkish income tax rate of 30% (2002: 33%) to pretax income from continuing operations as a result of the following:

	3 Months Ended September 30,		9 Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)
Computed "expected" tax expense	$(19,403)	(48,197)	(21,442)	(69,794)
Non taxable translation gain	(5,106)	(60,359)	(2,992)	(121,174)
Investment tax credit	16,276	10,503	53,673	47,158
Change in valuation allowance	8,005	51,529	(19,455)	161,122
Non deductible expense	228	2,708	(9,784)	(20,405)

Income tax expense	$—	(43,816)	—	(3,093)

        For the three-month and nine-month periods ended September 30, 2003, substantially all income from continuing operations and related income tax expense were domestic.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and September 30, 2003 are presented below:

	December 31, 2002	September 30, 2003
		(Unaudited)
Deferred tax assets:
Accrued expenses	$103,925	176,271
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	22,688	51,061
Net operating loss carryforwards	91,857	10,836
Tax credit carryforwards (Investment tax credit)	361,584	334,323

Gross deferred tax assets	580,054	572,491
Less: Valuation allowances	(477,712)	(313,646)

Net deferred tax assets	102,342	258,845
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(102,342)	(178,288)

Total deferred tax liabilities	(102,342)	(178,288)

Net deferred tax assets	$—	80,557

        At September 30, 2003, net operating loss carry forwards are as follows (unaudited):

Year	Amount	Expiration Date
1999	$72	2004
2000	7,010	2005
2001	10,528	2006
2002	3,688	2007
2003	12,711	2008

        On March 24, 2003, Turkcell applied to the Tax Authority to increase its corporation tax bases for the years 1998, 1999 and 2000, in accordance with Tax Amnesty Law No. 4811, which became effective February 27, 2003. On April 9, 2003, Committee of Account Experts notified the expert reports of corporation taxes for the fiscal periods of 1998, 1999, 2000 and 2001 to Turkcell. Based on the expert's reports, Turkcell's net operating loss carryforwards were approved to be TL 1,012 trillion. On July 14, 2003, Committee of Account Experts notified another report amending net operating loss carryforwards as TL 1,020 trillion.

        Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

        The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (18% for expenditures made after April 24, 2003). Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,374,285 in qualifying expenditures, as defined in the certificates. As of September 30, 2003, the Company had incurred cumulative qualifying expenditures of approximately $3,273,319 (December 31, 2002: $2,752,966), resulting in tax credit carry forwards under the certificates of approximately $334,323 (December 31, 2002: $361,584), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,025,498 of qualifying expenditures through September 30, 2002, (December 31, 2002: $2,440,134) under such certificates are indexed against future inflation.

        The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts to have taxable income in 2003 and 2004 and has generated taxable income for five consecutive quarters. Management believes that subsequent to the conclusion of the war in Iraq during the Company's second quarter and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding the Company have become less uncertain and provided management better visibility about the near term future. Currently, management believes that a one-year period is a reasonable period of time for management to forecast taxable income and related tax matters for a company operating in the economic and political environment such as Turkey. As a result of these developments since the second quarter of 2003, management changed their judgment regarding the realizability of the deferred tax assets and related valuation allowance requirements. Therefore, the Company reported the impact of this change in judgment, releasing approximately $80,557 of valuation allowance and reporting a comparable amount of deferred tax benefit. However, due to the continued uncertainty over the long term, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $313,646 is recorded as of September 30, 2003 (December 31, 2002: $477,712) for such amounts. The valuation allowance at December 31, 2002 and September 30, 2003 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $258,845 as of September 30, 2003 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. During the remainder of 2003, the Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

        In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective from January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 will be taxed at a rate of 30%.

        Further, the Law No. 4842 made certain changes in respect to investment tax benefits effective from April 24, 2003. The major changes are as follows:

  •
  It is not necessary to have an investment incentive certificate to receive investment tax benefit. If capital expenditures qualify as eligible expenditures, investment tax benefits will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

  •
  Investment tax benefits will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Previous provisions will still apply to:

  •
  investment tax benefits that are already entitled but unused and capital expenditures made as of April 24, 2003, under the investment incentive certificates obtained before April 24, 2003;

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003; and

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

  •
  There is an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

(16) Long Term Borrowings:

        At December 31, 2002 and September 30, 2003, long-term borrowings comprised:

	December 31, 2002	September 30, 2003
		(Unaudited)
Loan under the 1999 Issuer Credit Agreement	$400,000	400,000
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank TAS (Akbank)	187,500	187,500
Turkiye Garanti Bankasi AS (Garanti)	75,000	75,000
Vakifbank	57,143	14,286
Nordbanken—Stockholm (Nordbanken)	15,316	7,202
1999 Bank Facility	244,444	—

	1,279,403	983,988
Less: Current portion of long term borrowings (Note 12)	(373,528)	(471,488)

	$905,875	512,500

        The Company has short and long term credit lines with local and foreign banks. At December 31, 2002 and September 30, 2003, unused credit lines do not exist. On October 30, 2003, Yapi Kredi has committed to provide a cash loan facility, with market rates, up to $150,000 to the Company over the next twelve months (Note 20).

        As of December 31, 2002 and September 30, 2003, interest on the loan under the 1999 Issuer Credit Agreement accrues at the rate of 12.75% per annum.

        As of December 31, 2002 and September 30, 2003, interest on the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per annum.

        On March 13, 2003, Turkcell notified the agent for the 1999 bank facility that it would early extinguish the outstanding balance of $244,444 in March 2003. Turkcell made the respective payment on March 31, 2003. Following the early extinguishment of the outstanding balance of the 1999 bank facility, all negative and affirmative covenants became null and void according to the loan agreement.

        On September 19, 2003, the Company declared its intention to early extinguish the loan under the 1998 Issuer Credit Agreement. Accordingly, Cellco Finance N.V. ("Cellco" or the "Issuer") started the process of Consent Solicitation for 12.75% Senior Cellco Notes in order to exercise the call option for 15% Senior Subordinated Cellco Notes. On October 8, 2003, Cellco announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Cellco Notes due 2005 have consented to the proposed redemption. The redemption price is 103.75% and the redemption has been made on November 10, 2003, together with the accrued interest (Note 20).

        The interest rate of Akbank loan is LIBOR plus 5.25% per annum as of December 31, 2002 and September 30, 2003. On April 30, 2003, Akbank agreed to extend the principal payments of $100,000 and $25,000, which were due on May 9, 2003 and June 5, 2003, respectively. By this extension, $100,000 will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25,000 will be repaid in two equal instalments on June 7, 2004 and June 6, 2005.

        The interest rate of the Garanti loan was 8.21% per annum as of December 31, 2002, which has been amended to LIBOR plus 5.62% per annum effective January 1, 2003. On March 13, 2003, Garanti agreed to extend the maturity of its outstanding loan to Turkcell. By this extension, the outstanding balance of $75,000 as of December 31, 2002 and September 30, 2003 will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006.

        The interest rate of the Vakifbank loan is 7% per annum as of December 31, 2002 and September 30, 2003.

        On September 19, 2003, The Company gave a mandate to HSBC Bank AS (HSBC) and the Islamic Development Bank (IDB) to arrange financing of up to $100,000 with a maturity of two years from each drawdown of the financing. The financing will be structured in the form of syndication, which will be led by HSBC and the IDB. The availability period will be 180 days from the signing date and the grace period will be one year from each drawdown. The new financing arrangement will be unsecured and used for certain qualified equipment purchases in 2003 and 2004.

(17) Common Stock:

        At December 31, 2002 and September 30, 2003, common stock represented 500,000,000,000 authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

        The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Numerator:
Net income	58,797	116,842	64,975	229,554
Denominator:
Basic and diluted weighted average shares	500,000,000,000	500,000,000,000	500,000,000,000	500,000,000,000
Basic and diluted net income per share	0.00012	0.00023	0.00013	0.00046

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) decided to transfer the management and supervision of Pamukbank TAS (Pamukbank), one of the Company's shareholders, to the Savings Deposit Insurance Fund of Turkey (the SDIF) who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; that its financial weakness threatened depositors' rights as well as safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF in accordance with third and fourth paragraphs of Article 14 of the Turkish Banks Act. Further, in accordance with fifth paragraph of Article 14 of the Turkish Banks Act, the SDIF, has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. As of September 30, 2002, to the best of the management's knowledge, Pamukbank held 0.51% ownership interest directly and 7.87% ownership interest indirectly in Turkcell. On August 9, 2002, Pamukbank advised the Company that the BRSA decided to transfer the shares of Turkcell held directly by Pamukbank to the SDIF. Accordingly, on August 21, 2002, the Board of Directors of Turkcell resolved to register such shares in the Share Register of Turkcell under the name of the SDIF.

        On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group. According to the agreement, the Cukurova Group purchased the Turkcell shares owned by Pamukbank and Pamuk Factoring and has the option to buy Turkcell shares owned by Yapi Kredi, before selling its shares in Yapi Kredi within two years. Management believes that the takeover of Pamukbank will not have a material impact on its operations or its leading position in the Turkish market.

(18) Commitments and Contingencies:

Contingent Liabilities

        As of December 31, 2002 and September 30, 2003, contingent liabilities comprised the following:

	December 31, 2002	September 30, 2003
		(Unaudited)
Bank Letters of Guarantee	$43,821	38,758
Guarantees
Digital Platform	59,527	49,867
BNP—Brussels (Buyer Credit)	34,999	32,032
BNP—Brussels (Financial Loan)	4,846	3,670
BNP—Hungary (Buyer Credit)	8,656	8,125
BNP—Hungary (Financial Loan)	1,441	789
Websterbank—USA	585	351
HSBC—Istanbul Main Branch	9,000	4,900
Hobim
BNP AK Dresdner (Financial Leasing)	333	217
Purchase Commitment
Asli Gazetecilik	25,000	25,000

        The Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5,000 (December 31, 2002: $5,000), and customs authorities, private companies and other public organizations amounting to $33,624 (December 31, 2002: $38,241). In addition, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $134 (December 31, 2002: $580).

        Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

        Under a framework agreement, (the "framework agreement") Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration of Asli Gazetecilik advertisement services for the Company and services that will be deemed satisfactory to the Company, the Company agreed to pay a total amount of $25,000. As of September 30, 2003, no payments were made and no services were rendered under the framework agreement.

Legal Proceedings

        The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Ongoing License Fee Payments Calculation

        On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $303,689 between acquisition of its license and September 30, 2003. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury's method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

        Under the Turkish Treasury's calculation, the cumulative amount of VAT, education fund and the frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126. The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $39,619 until December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $27,960 until December 31, 1999. Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the ongoing license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the ongoing license fee payable on VAT but upheld the injunction with respect to the education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and the frequency usage and transmission fees, and Turkcell filed a challenge to the Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. Turkcell has appealed the Danistay's decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Danistay. Turkcell initiated "Correction of decision" against this decision following the notification. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for ongoing license fees on VAT and the accrued late payment interest collected since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. Unpaid amounts with respect to the ongoing licence fees on the education fund and frequency usage and transmission fees, including interest, amounted to $71,092 and $119,690 as of December 31, 2002 and September 30, 2003, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the ongoing licence fees on the education fund and frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in its consolidated financial statements for ongoing license fee payments with respect to the education fund and frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavourable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on VAT on Ongoing License Fee

        On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $66,372 at September 30, 2003) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $105,521 at September 30, 2003) for penalty fees. Turkcell began discussions with the Tax office to discuss their deficiency notice and has pledged assets worth TL 749.5 trillion (equivalent to $544,414 at September 30, 2003) to the Tax Office and Tax Office informed Turkcell that the pledge was removed as of May 1, 2003. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and accordingly, it received amnesty in respect to VAT on the ongoing licence fee.

Dispute on Turk Telekom Interconnection Fee

        Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,795 at September 30, 2003) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

        On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $27,239 at September 30, 2003) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first instalment of TL 16.0 trillion (equivalent to $11,694 at September 30, 2003) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying consolidated financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, Turkcell received approximately TL 14.0 trillion (equivalent to $10,092 at payment date and equivalent to $10,188 at September 30, 2003) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4,795 at September 30, 2003) withheld by Turk Telekom, plus interest.

        On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $11,694 at September 30, 2003) paid to Turk Telekom as its first instalment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Although the appeals court decided in favour of Turkcell in first lawsuit, the court in the second lawsuit decided in favour of Turk Telekom. Turkcell has appealed the court's decision. The appeals court decided in favour of Turkcell with respect to the fund payment. Turk Telekom applied for "Correction of decision" against this decision. Management and legal counsel of the Company are confident that Turkcell will recover the TL 16.0 trillion paid to Turk Telekom with interest.

Dispute on Turk Telekom Interconnection Fee

        The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

        On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made a first claim pertaining to the period extending from the date of its license up to October 2000, and a second up to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit. The court decided that Turkcell's injuction granted in the first lawsuit is still valid. Turk Telekom appealed this decision and Turkcell has filed its response to their appeal as soon as Turkcell is served with Turk Telekom's filing. This case has been dismissed and the court decision has been communicated to Turkcell. Turkcell has applied for a "Correction of decision" against this decision following the notification. On July 3, 2003, Turk Telekom informed Turkcell that the injunction was lifted and it will calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Turk Telekom did not make the monthly interconnection payment to Turkcell due in June 2003, amounting to TL 83.9 trillion (equivalent to $60,924 as of September 30, 2003) to offset the amount against its receivables from Turkcell according to its claim that interconnection revenues should be shared equally. Turkcell has applied to obtain another injunction to cease Turk Telekom's recent action. The lawsuit still continues. On July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. Upon the appeal of Turk Telekom, the case will be reviewed by the Assembly of Civil Law Chambers of Court of Appeals. Turkcell has deducted the interconnection receivables from Turk Telekom amounting to TL 140.0 trillion (equivalent to $101,668 as of September 30, 2003) from its interconnection receivables on its consolidated financial statements as of and for the nine month period ended September 30, 2003. The remaining balance of TL 52.5 trillion (equivalent to $38,150 as of September 30, 2003), which results from taxes on interconnection receivables, is classified as other current assets. Since Turkcell believes that this amount is substantially lower than the amount that Turk Telekom should have paid under the Interconnection Agreement, Turkcell has initiated the necessary legal actions against Turk Telekom for the recovery of its confiscated portion of interconnection receivables for June, July and August 2003. The basis for the calculation by Turk Telekom is not clear to Turkcell. Management believes that Turk Telekom violated the decision by the Ankara Seventh Commercial Court of July 17, 2003, that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. Turkcell concluded the negotiations with Turk Telekom by signing an addendum, which changes some articles of the Interconnection Agreement on September 20, 2003, as required by the Access and Interconnection Regulation effective May 23, 2003. As the juridical process continues, Turk Telekom initiated a lawsuit with the aim to collect the amount calculated via its claim that interconnection revenues should be shared equally. This lawsuit was merged with the lawsuit initiated by Turkcell due to the relation of two lawsuits.

        In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $786,804 at September 30, 2003). The court decided the case should be consolidated with the first case. Thereafter Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 490.0 trillion (equivalent to $355,930 as of September 30, 2003) including interest of TL 122.0 trillion (equivalent to $88,645 as of September 30, 2003). The court decided the consolidation of this lawsuit with the above-mentioned first case as well. Furthermore, Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 280.1 trillion (equivalent to $203,492 as of September 30, 2003) including interest of TL 35.3 trillion (equivalent to $25,665 as of September 30, 2003). Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

        On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danistay's decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services, revenues and interest. If the case is resolved in favour of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 454.2 trillion (equivalent to 329,921 as of September 30, 2003) including interest of TL 272.0 trillion (equivalent to $197,551 as of September 30, 2003). There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Class action lawsuit against Turkcell

        On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its "churn rate" and omits material financial information.

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs' claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, Turkcell filed a memorandum of law opposing Plaintiff's Motion for Class Certification. On August 22, 2002, the Court granted plaintiffs motion for class certification and certified a class of people who purchased Turkcell ADS's during the period from July 10, 2000 through September 21, 2000, and who can trace their purchases to Turkcell's July 10, 2000 registration statement. Discovery in the litigation is ongoing. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liability, if any, from the class action lawsuit.

Dispute on Turk Telekom Transmission Lines Leases

        Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TL 3.0 trillion (equivalent to $1,849 and $2,195 as of December 31, 2002 and September 30, 2003, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $21,840 as of September 30, 2003) on these late payments. Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, Turkcell obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of September 30, 2003, Turkcell made a provision of TL 13.3 trillion (equivalent to $9,656 as of September 30, 2003) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

        On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date Turkcell has paid the fees set by Turk Telekom and approved by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. On December 26, 2002, the commercial court has decided against Turkcell. Turkcell has appealed the court's decision and the case is still pending. Since the injunction was removed by the commercial court's decision, Turk Telekom demanded the payment of the amount related to the increase in the transmission line fee and Turkcell made the respective payment of TL 43.7 trillion (equivalent to $31,741 as of September 30, 2003) including VAT.

Dispute on National Roaming Agreement

        The introduction of national roaming in Turkey could have a negative impact on the Company's consolidated financial position, results of operations or liquidity. Roaming allows subscribers to other operators' services to use its networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

        During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction and the appeals were disapproved in the court trials on February 6, 2003 and February 24, 2003. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001.

        On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including Turkcell, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

  —
  a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

  —
  a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

  —
  a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, Turkcell still benefits from the injunctive relief obtained on November 12, 2001.

        On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. Turkcell believes that Telsim has obtained a similar injunction but has not yet enforced it. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since these two arbitrators of the parties cannot reach an agreement. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these Regulations.

        On June 9, 2003, the Competition Board decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with IsTim, and fined Turkcell approximately TL 21.8 trillion (equivalent to $15,851 at September 30, 2003). Turkcell believes that it has not abused its dominant position and plans to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision. Accordingly, Turkcell has not recorded any accrual for Competition Board's decision.

        If Turkcell is forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

        The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $5,065 at September 30, 2003) and were enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell and Turkcell initiated a lawsuit before Danistay for the injuction and cancellation of the decision. Turkcell has accrued TL 7.0 trillion (equivalent to $5,065 at September 30, 2003) on its consolidated financial statements as of and for the nine month period ended September 30, 2003.

Dispute Regarding Interconnection Revenues

        In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

        Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since those two arbitrators of the parties cannot reach an agreement. On October 7, 2003, the ICC decided that the interconnection revenues should be included in the calculation of the ongoing license fees to the Turkish Treasury (Note 20). Turkcell has already provided license fee accrual on interconnection revenues as of December 31, 2002 and September 30, 2003 (Note 14). Turkcell filed a suit of annulment against the ICC ruling as per the International Arbitration Code.

Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the Directorate) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. However, Telecommunications Authority has appealed the decision and Turkcell filed its response to the court. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. Turkcell received a payment order for the annual frequency usage fee for 2003 amounting to TL 86.9 trillion ($63,093 as of September 30, 2003), including interest of TL 10.7 trillion (equivalent to $7,749 as of September 30, 2003). Hence the payment was made on May 5, 2003 and the Company has expensed TL 57.1 trillion (equivalent to $41,507 as of September 30, 2003) for principal and TL 10.7 trillion (equivalent to $7,748 as of September 30, 2003) for interest for the frequency usage fees of 2003, in the consolidated financial statements as of September 30, 2003. The remaining balance of the 2003 annual frequency usage fee will be expensed during the rest of the year. Turkcell did not pay the fees for 2002, but accrued TL 52.3 trillion (equivalent to $38,016 as of September 30, 2003) for principal and TL 69.6 trillion (equivalent to $50,560 as of September 30, 2003) for interest for the frequency usage fees of 2002 in the accompanying consolidated financial statements as of September 30, 2003. The lower court revised its decision in line with the Supreme Court's decision and rejected Turkcell's request to cancel protocols obligating it to collect the frequency usage fees from the prepaid subscribers. The decision is final and is not subject to appeal.

Dispute on the Determination of Items of Gross Revenue

        On June 6, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of "gross revenue", which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. The case is still pending.

New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Turkish Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell has appealed the Danstay's decision with respect to the injunction received by Turk Telekom. Its appeal has been rejected by General Assembly of Administrative Courts of Danistay. Turkcell and its legal counsel believe that it is premature to estimate the outcome of this dispute.

Investigation of the Telecommunications Authority

        In May 2003, Turkcell has been informed that the Telecommunications Authority has initiated an investigation against Turkcell claiming that Turkcell has violated Turkish law by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. Turkcell does not believe that a decision of the Telecommunications Authority against Turkcell will have material adverse effect on its operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against Turkcell, it may assess a fine, which Turkcell believes will not have a material impact on its results of operations.

Dispute on Taxation on Investment Tax Credit

        On July 14, 2003, Turkcell received a notice from the Istanbul Bogazici Tax Office asserting deficiencies in the calculation of withholding tax and fund on investment tax credit used for 1999. The Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TL 1.8 trillion (equivalent to $1,305 as of September 30, 2003). The Tax Office also imposed a penalty fee of TL 4.3 trillion (equivalent to $3,093 as of September 30, 2003). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. Management and the legal counsel believe that Turkcell will prevail in this matter.

(19) Derivative instruments:

        As part of the Company's risk management program, derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates. The following is a summary of Company's risk management strategies and the effect of these strategies on the consolidated financial statements.

Foreign currency exchange risk management

        Turkcell's significant foreign currency denominated payables and indebtedness expose Turkcell to significant foreign currency exchange risks in the ordinary course of business. Turkcell employs strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Derivative financial instruments not designated as hedges

        The Company manages its risks associated with fluctuations in foreign currency denominated payables and indebtedness primarily through foreign exchange contracts. Such a strategy does not qualify for hedge accounting treatment under SFAS 133 and also did not qualify for hedge accounting prior to SFAS 133. Accordingly, changes in fair values of such derivative financial instruments are currently recorded on the balance sheet in other current liabilities amounting to $8,301 and are charged to income as translation loss amounting to $8,301 as of and for the nine month period ended September 30, 2003 (Note 14). The Company did not have such derivative instruments as of December 31, 2002.

(20) Subsequent Events:

(a)
In October 2003, the Company entered into four US Dollar/TL forward contracts with the maturities of one of them on November 6, 2003 and three of them on November 7, 2003 in the total amount of $40,000. Two of these contracts have been knocked out at the maturity and one has been knocked out prior to maturity in the amounts of $25,000 and $5,000, respectively, and were not executed.

(b)
On October 8, 2003, Cellco announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed early redemption of 15% Senior Subordinated Notes due 2005. The redemption price is 103.75% and the redemption has been completed on November 10, 2003.

(c)
On October 7, 2003, the ICC decided that the interconnection revenues should be included in the calculation of the ongoing license fees to the Turkish Treasury. Turkcell has already provided license fee accrual on interconnection revenues as of December 31, 2002 and September 30, 2003. Turkcell filed a suit of annulment against ICC ruling as a suit of annulment against ICC ruling as per the International Arbitration Code.

(d)
At the Board of Directors meeting of Bilisim and Turktell held on October 10, 2003, it was resolved to invest 99.94% in Hurrem Sultan Produksiyon Yapim, Turizm ve Ticaret AS, which will organize shows, entertainments and develop show based projects.

(e)
On October 30, 2003, Yapi Kredi has committed to provide a cash loan facility, with market rates, up to $150,000 to the Company over next twelve months.

(f)
On August 29, 2003, Turkcell received a notice from one of its two statutory auditors that he has called an Extraordinary Shareholders Meeting pursuant to his supervisory obligation over the Board of Directors and his statutory right under the Turkish Commercial Code. In his notice to Turkcell, the statutory auditor stated that the Extraordinary Shareholders Meeting has been called "due to the Board of Directors being unable to agree upon important and strategic decision for Turkcell". Turkcell has no authority under the Turkish Commercial Code to object such a notice and is required to take all necessary actions to convene the Extraordinary Shareholders Meeting. Accordingly, Turkcell is not in a position to comment on the notice received from the statutory auditor at this time. The agenda for the meeting was set by the statutory auditor and includes the election of all seven members of the Board of Directors. The Extraordinary Shareholders Meeting would be held on October 30, 2003 in Istanbul.

  However, such meeting could not be made. Two proxies representing Turkcell Holding AS (Turkcell Holding), a company owned by shareholders of Turkcell and holds 51% of Turkcell's shares, were present at the meeting. These representatives could not agree who votes for Turkcell Holding in the meeting, and accordingly, the representative of Turkish Ministry of Trade postponed the meeting.

  On November 7, 2003, Turkcell received another notice from the statutory auditor that he has called an Extraordinary General Meeting on December 29, 2003, with the same agenda.

OPERATING AND FINANCIAL REVIEW FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

Overview

        The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes as of December 31, 2001 and 2002, and for each of the years in the three year period ended December 31, 2002, included in our annual report on Form 20-F for the year ended December 31, 2002 (the "20-F") and the consolidated financial statements and related notes as of December 31, 2002 and September 30, 2003, and for the three month and nine month periods ended September 30, 2002 and 2003 included herein. The information as of September 30, 2003 and for the three month and nine month periods ended September 30, 2002 and 2003 is not audited.

        This discussion of operating results is based upon our financial statements prepared in accordance with US GAAP. Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see "Item 3D. Risk Factors" in our 20-F.

        We were formed in 1993 and we commenced operations in 1994. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we also entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network. On September 20, 2003, we signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998.

        Under the license, we pay to the Turkish Treasury an ongoing license fee equal to 15% of our gross revenue, which includes subscription fees, monthly fixed fees and communication fees including taxes, charges and duties. Under our interconnection agreement with Turk Telekom, we pay an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. On September 20, 2003, we signed an agreement with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998, between Turk Telekom and us. In addition, we have entered into interconnection agreements with Telsim, Aycell, IsTim and Milleni.com pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours. On October 9, 2003, we also signed a new agreement with Telsim, revising the pricing terms of the interconnection agreement signed on October 4, 2001. However, after the resolution of the Telecommunications Authority on the pricing terms, negotiations began between Telsim and us to determine the new pricing terms, which will result in an amendment in the new agreement. On September 10, 2003, we have entered into a new interconnection agreement with Globalstar Avrasya Uydu ve Data Iletisim AS (Globalstar), which is effective from September 10, 2003.

        We commenced construction of our GSM network in 1993. As of September 30, 2003, we have made capital expenditures amounting to approximately $3.9 billion including the cost of our license. As of September 30, 2003, our network coverage area included 100% of all cities and towns with a population of 10,000 or more and 99.25% of all settlements with a population of 5,000 or more. Our coverage also includes all national vacation locations, seasonally populated areas and intercity roads.

        Number of our subscriber base has expanded from 63,500 at year-end 1994 to approximately 10.1 million at year-end 2000, 12.2 million at year-end 2001, 15.7 million at year-end 2002 and 18.2 million as of September 30, 2003. The rate of increase in 2001, 2002 and in the first nine months of 2003 was slower than in previous years, mainly due to the increase in penetration levels. We target a modest growth in our subscriber base in 2003 in comparison to 2002.

        During the first quarter of 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By September 30, 2003, 13.5 million subscribers had commenced usage of the prepaid service. Average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than postpaid subscribers. Our average monthly minutes of use per customer increased 2.6% to 58.8 minutes for the nine month period ended September 30, 2003 from 57.3 minutes for the same period in 2002. The increase in average monthly minutes of use per customer is mainly due to improvement in the consumer sentiment supported by segment based volume campaigns especially in the second and third quarters of 2003. Our average revenue per subscriber remained stable at $12.0 for the nine month period ended September 30, 2003 and 2002. Prepaid subscribers represented 69% and 74% of total subscribers by the end of the first nine months ended September 30, 2002 and 2003, respectively.

        Churn is calculated as the total number of subscribers disconnections during a period as a percentage of the average number of subscribers for the period. Churn refers to disconnected subscribers, both voluntary and involuntary. We adopted a shorter disconnection process on September 14, 2000 for nonpaying subscribers. Under this disconnection process, subscribers who do not pay their bills are disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a result, for the year ended December 31, 2002, we disconnected approximately 230,000 additional subscribers for nonpayment of bills and our annual churn rate was 12.9%. For the nine month period ended September 30, 2003, we disconnected approximately 130,000 additional subscribers for nonpayment of bills. Our churn rate was 11.7% for the nine month period ended September 30, 2003. We have an allowance for doubtful accounts in our financial statements for such non-payments and disconnections amounting to $126.7 million and $161.1 million as of December 31, 2002 and September 30, 2003, respectively, which we believe is adequate. In previous periods, the majority of disconnections were due to non-payment of bills. However, in the first nine months of 2003, the majority of disconnections were related to prepaid subscribers disconnection as a result of the increased number of such customers in our subscriber base. In 2003, we expect the churn rate to increase due to increasing competition in comparison to 2002.

        Our results for the first nine month period of 2003 improved with the recovery in the Turkish economy. However, despite better short-term economic forecasts due to the improved macroeconomic indicators and limited impact of the war in Iraq for Turkey, uncertainties remain within the Turkish telecommunications industry. Those uncertainties include the newly issued Access and Interconnection agreement and resulting negotiations on the pricing terms of the interconnection agreement, consolidation in the Turkish mobile industry and other uncertainties in the macroeconomic environment. The implications of the new interconnection regime are not yet fully clear. Although the termination costs (wholesale prices) are now known, end-user tariff structures (retail prices) may be subject to change. The impact of the possible changes in end-user tariffs may have an impact on call traffic patterns and consumer behavior. As a result of this uncertainty, we remain cautious in providing forecasts on the impact of the new interconnection regime on our year-end and long-term results. In addition, the revised interconnection agreements dictate relatively lower rates for mobile call termination. Although we are not in a position to quantify the potential impact of uncertainties described or the possible impact of changes to our business plan assumptions at this time, we expect our interconnection revenues to be impacted negatively as a result of these lower termination rates, assuming no change in the current tariff structure. Although we expect a change in the traffic and revenue composition as a result of the lower termination rates, we are currently unable to assess the complete impact on interconnection revenues due to possible changes on end-user tariffs. Furthermore, if unforeseen changes occur they could alter our current business plan forecasts. Therefore, we are not in a position to assess the potential impact and provide guidance as to our year end or longer term results.

International and Other Domestic Operations

        At the Board of Directors meeting of Turktell Bilisim Servisler AS (Turktell), which is a wholly owned consolidated subsidiary, held on June 16, 2003, it was resolved that Turktell would acquire an additional 30% of Mapco Internet ve Iletisim Hizmetleri Pazarlama AS (Mapco) from Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme AS and Digital Platform Iletisim Hizmetleri AS (Digital Platform) for $1.9 million.

        Bilisim ve Egitim Teknolojileri AS (Bilisim), a wholly owned consolidated subsidiary, acquired a 6.24% ownership interest in Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS and an 8.23% ownership interest in Basin Yatirim Sanayi ve Ticaret AS for a total amount of $22.6 million at the end of June 2003.

        At the Board of Directors meeting of Turktell held on July 11, 2003, it was resolved to invest 55.00% in Libero Interaktif Hizmetler AS, which has been subsequently established on September 2, 2003 and will provide multi media applications to Inteltek, a consolidated subsidiary, in a multi purpose virtual environment.

        At our Board of Directors meeting held on September 4, 2003, our management was unanimously authorized to enter into discussions to purchase a 72.57% stake in Digital Platform, the leading digital satellite TV broadcaster in Turkey, through Turktell from Yapi Kredi Bankasi AS (Yapi Kredi) and its subsidiaries and to initiate legal and financial due diligence.

        At the Board of Directors meeting of Bilisim and Turktell held on October 10, 2003, it was resolved to invest 99.94% in Hurrem Sultan Produksiyon Yapim, Turizm ve Ticaret AS, which will organize shows, entertainments and develop show based projects.

        For additional information regarding our international and other domestic operations see "Item 5A. Operating Results—International and Other Domestic Operations" in the 20-F.

Critical Accounting Policies

        For a discussion of our critical accounting policies, please see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies" in the 20-F. There have been no material changes in our critical accounting policies since the date of the 20-F.

Revenues

        Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber each month in a specified amount that varies according to the subscriber's service package, without regard to actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non-consolidated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded. In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo." Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, we allow our subscribers to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers may choose from these services according to their interests and buy individual packages for a monthly fee. As a result, they receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

        We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess SIM card sales continue to be deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

        As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

        In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Authority at least seven days before the amendment of any tariff. We periodically raise tariffs to offset Turkish inflation and devaluation of the Turkish Lira. We raised tariffs in February, April and June 2002 and March 2003. We also launched a variety of new tariff packages to attract new subscribers. Despite the limited impact of price competition thus far, we will continue to communicate our existing price advantages, while launching a variety of new tariff packages. Although the Amending Law has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority is working towards implementation of cost-based interconnect tariffing for the telecommunications sector.

        Per the Amended Agreement, effective from September 20, 2003 onwards, we charge Turk Telekom a net amount of TL 210,000 (equivalent to $0.15 at September 30, 2003) per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network instead of a net amount of basic unit price minus $0.06. For incoming international calls that are terminated at our network, we were charging Turk Telekom 30% of international settlement charge which is transferred by the foreign PSTN and GSM operators to Turk Telekom. Under the Amended Agreement, we charge Turk Telekom 45% of international settlement charge. On October 11, 2003, the Telecommunications Authority resolved that we will charge TL 178,750 (equivalent to $0.13 at September 30, 2003) per minute for traffic originating on all other mobile operators' networks and terminating on our network effective from September 23, 2003. Previously, from March 1, 2001, we had charged Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Effective from March 9, 2001, we charged IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charged Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. We entered into an interconnection agreement with Milleni.com GmbH (Milleni.com) in April 2001. Under the interconnection agreement with Milleni.com, we charge Milleni.com a net amount of Euro 0.11 per minute for our network terminated traffic. Our agreement with Milleni.com is not affected by the Telecommunications Authority resolution of October 11, 2003. Under the interconnection agreement with Globalstar, effective from September 10, 2003, we charge Globalstar a net amount of $0.20 per minute for our network terminated traffic. In addition, we charge Globalstar a net amount of $0.03 per SMS.

        We estimate that the amount remaining after deducting ongoing license fees, international roaming and interconnect expenses from revenues represents 72% and 70% of our total revenues for the nine month periods ended September 30, 2002 and 2003, respectively.

        During the third quarter of 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. For a description of the dispute regarding the national roaming agreement and the risks relating to such dispute, see "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings" in our 20-F.

Operating Costs

  Direct Cost of Revenues

        Direct costs of revenues include mainly ongoing license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Telsim, IsTim, Aycell, Milleni.com and Turk Telekom and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes, which relates to items included in direct cost of revenues.

        Under the Amended Agreement signed with Turk Telekom, effective from September 20, 2003, we started to pay Turk Telekom interconnection fees of TL 50,000 (equivalent to $0.04 at September 30, 2003) per minute for local calls from our network to the Turk Telekom fixed-line network and TL 70,000 (equivalent to $0.05 at September 30, 2003) per minute for non-local calls from our network to the Turk Telekom fixed-line network. For international calls originating on our network, we paid Turk Telekom the normal one-unit call charge as outlined in Turk Telekom tariffs in force without any discount. According to the Amended Agreement effective from September 20, 2003 onwards, we paid Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs.

        Per the Amended Agreement signed with Telsim, revising the pricing terms, we pay Telsim a net amount of TL 210,000 (equivalent to $0.15 at September 30, 2003) per minute for traffic switched from us to Telsim effective from October 9, 2003 onwards. However, after the resolution of the Telecommunications Authority on the pricing terms, negotiations began between Telsim and us to determine the new pricing terms which will result in an amendment in the agreement. Per the Telecommunications Authority resolution, we will pay TL 178,750 (equivalent to $0.13 at September 30, 2003) per minute for calls originating on our network and terminating on Telsim's network effective from September 23, 2003. On October 11, 2003, the Telecommunications Authority resolved that we will pay TL 233,750 (equivalent to $0.17 at September 30, 2003) per minute for traffic originating on our network and terminating on IsTim or Aycell's network effective from September 23, 2003. We had previously entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party had agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Under the agreement, we had paid IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim. We also entered into an interconnection agreement with Aycell on July 19, 2001. Under the agreement, we had paid Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. Under the Milleni.com interconnection agreement, each of the parties agrees to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charges us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. Under the Globalstar interconnection agreement, we pay Globalstar a net amount of $0.50 per minute up to 500,000 minutes, $0.35 per minute for traffic between 500,000-1,000,000 minutes, $0.28 per minute for traffic between 1,000,000-2,000,000 minutes and $0.20 per minute for traffic after 2,000,000 minutes. In addition, we pay Globalstar a net amount of $0.03 per SMS.

  General and Administrative

        General and administrative expenses consist of fixed costs, including services provided by outside sources, company cars, office rent, office maintenance, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past three years due to economies of scale. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

  Selling and Marketing

        Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training expenses and telephone service costs.

        The average acquisition cost was approximately $26.9 and $26.0 per new subscriber for the nine month periods ended September 30, 2002 and 2003, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and the special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe that despite the recent decline in acquisition costs, the average acquisition cost may increase in the future as a result of an increasingly competitive environment. We expect our selling and marketing expenses to increase. However, we plan to keep it stable as a percentage of revenues in 2003.

        The following table shows certain items in our statement of operations as a percentage of revenues.

	Years ended December 31,		Nine months ended September 30,		Three months ended September 30,
	2001	2002	2002	2003	2002	2003
Statement of Operations (% of revenue)
Revenues
Communication fees	93.9	96.8	96.8	97.2	97.5	97.4
Monthly fixed fees	4.9	2.1	2.1	1.6	1.7	1.4
SIM card sales	0.7	0.7	0.6	0.8	0.4	0.8
Call center revenues	0.5	0.4	0.4	0.3	0.3	0.3
Other	0.0	0.0	0.1	0.1	0.1	0.1
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0
Direct cost of revenues	(69.0)	(69.3)	(68.3)	(61.5)	(65.0)	(57.7)
Gross margin	31.0	30.7	31.7	38.5	35.0	42.3
General and administrative expenses	(7.6)	(5.3)	(5.3)	(4.3)	(4.7)	(4.0)
Selling and marketing expenses	(10.6)	(11.3)	(9.7)	(9.5)	(8.4)	(8.8)
Operating income	12.8	14.1	16.7	24.7	21.9	29.5

Nine month period ended September 30, 2003 compared to nine month period ended September 30, 2002 and three month period ended September 30, 2003 compared to the three month period ended September 30, 2002

        Our subscriber numbers increased by 22% to 18.2 million as of September 30, 2003, from 14.9 million as of September 30, 2002. Our prepaid subscriber numbers increased by 32% to 13.5 million as of September 30, 2003, from 10.2 million as of September 30, 2002. During the first nine months of 2003, we added approximately 2.4 million net new subscribers. We added 0.9 million net new subscribers to our network in the third quarter of 2003 compared to 1.0 million net new subscribers for the corresponding period of 2002.

  Revenues

        Total revenues for the nine month period ended September 30, 2003 increased 25% to $1,839.4 million from $1,469.0 million for the same period in 2002. The increase in revenues is mainly due to the increase in the subscriber base and favorable exchange rate. For the same reasons, revenue increased 43% to $764.6 million in the third quarter of 2003 from $534.3 million in the corresponding period in 2002.

        Revenues from communication fees for the nine month period ended September 30, 2003 increased 26% to $1,787.6 million from $1,421.4 million for the same period in 2002 mainly due to the improvement in mobile usage and the increase in the subscriber base. Revenues from communication fees increased 43% to $744.5 million in the third quarter of 2003 from $521.1 million in the corresponding period of 2002 for the same reasons. Communication fees include SMS revenue, which amounted to $173.4 million for the nine month periods ended September 30, 2003, $135.7 million for the same period in 2002, $67.2 million for the three month period ended September 30, 2003 and $46.3 million for the three month period ended September 30, 2002 mainly due to the increase in the subscriber base and the improvement in mobile usage. As the monthly fixed fee in Turkish Lira remained the same for the period between May 15, 2001 and September 30, 2003, monthly fixed fees decreased as a percentage of revenues. Accordingly, revenues from monthly fixed fees for the nine month period ended September 30, 2003 decreased 4% to $30.1 million from $31.5 million for the same period in 2002. In addition, monthly fixed fees in US dollars increased 18% to $10.9 million in the third quarter of 2003 from $9.2 million in the third quarter of 2002 due to the appreciation of TL against US dollar. SIM card revenues for the nine month period ended September 30, 2003 increased 58% to $14.5 million from $9.2 million for the same period in 2002. SIM card revenues increased 226% to $6.2 million in the third quarter of 2003 from $1.9 million in the third quarter of 2002.

  Direct cost of revenues

        Direct cost of revenues increased 13% to $1,131.6 million for the nine month period ended September 30, 2003 from $1,003.5 million for the same period in 2002 mainly due to the increase in revenue-based costs such as the ongoing license fee expensed to the treasury share and interconnect costs. For the same reason, direct cost of revenues increased 27% to $441.4 million in the third quarter of 2003 from $347.4 million in the third quarter of 2002. Ongoing license fees paid to the Turkish Treasury increased 29% to $325.5 million for the nine month period ended September 30, 2003 from $252.1 million for the same period in 2002 due to the increase in revenues. For the same reason, ongoing license fees increased 45% to $133.6 million in the third quarter of 2003 compared to $92.4 million in the third quarter of 2002. Interconnection costs increased 38% to $197.7 million for the nine month period ended September 30, 2003 from $143.7 million for the same period in 2002, mainly due to the increase in revenues and the increase in off-net traffic. For the same reason, interconnection costs increased 47% to $84.2 million in the third quarter of 2003 from $57.2 million in the third quarter of 2002.

        Transmission costs, site costs, information technology and network maintenance expenses decreased approximately 32% to $88.5 million for the nine month period ended September 30, 2003 from $130.2 million for the same period in 2002 due to the one time size costs incurred in the second quarter of 2002. Those expenses decreased 3% to $35.0 million in the third quarter of 2003 from $36.2 million in the same period of 2002. In addition, uncapitalizable antenna site costs and expenses increased 27% to $63.4 million for the nine month period ended September 30, 2003 from $49.8 million for the same period in 2002 mainly due to the full effect of radio network operations started in the second quarter of 2003. Uncapitalizable antenna site costs and expenses increased 56% to $25.8 million for the third quarter of 2003 from $16.5 million for the third quarter of 2002 for the same reason.

        Roaming expenses increased 18% to $26.5 million for the nine month period ended September 30, 2003 from $22.5 million for the same period in 2002, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting the decreasing effect of the economic crisis. Roaming expenses increased 12% to $9.5 million in the third quarter of 2003 from $8.5 million in the third quarter 2002 for the same reason.

        Billing costs increased 12% to $17.5 million for the nine month period ended September 30, 2003 from $15.6 million for the same period in 2002. Billing costs increased 42% to $7.4 million in the third quarter of 2003 from $5.2 million in the third quarter of 2002.

        Depreciation and amortization charges increased 2% to $315.0 million for the nine month period ended September 30, 2003 from $309.4 million for the same period in 2002 as a result of an increase in fixed assets and intangibles due to additional capitalization of network investments by approximately $120.8 million from the end of the first nine month period of 2002 to end of the first nine month period of 2003. Due to the same reasons, depreciation and amortization expenses increased 1% to $105.1 million for the third quarter in 2003 from $104.1 million for the third quarter in 2002. The amortization expense for our GSM license was $15.0 million for the first nine months of both 2003 and 2002.

        The cost of SIM cards sold increased 29% to $30.3 million for the nine month period ended September 30, 2003 from $23.4 million for the same period in 2002 reflecting the increase in simcard revenue by 58% as compared to the same period in 2002. The cost of SIM cards sold increased 89% to $13.6 million for the third quarter of 2003 from $7.2 million for the third quarter of 2002.

        Wages, salaries and personnel expenses for technical personnel increased 39% to $47.3 million for the nine month period ended September 30, 2003 from $34.1 million for the same period in 2002 due to the increase in the headcount and appreciation of TL against US dollar. For the same reasons, wages and salaries and personnel expenses for technical personnel increased 83% to $19.2 million for the third quarter of 2003 from $10.5 million for the third quarter of 2002.

        As a percentage of revenue, direct cost of revenues decreased to 62% for the nine month period ended September 30, 2003 from 68% for the same period in September 2002. In addition, as a percentage of revenue, direct cost of revenues decreased to 58% for the third quarter of 2003 from 65% for the third quarter of 2002.

  General and administrative expenses

        General and administrative expenses increased 2% to $79.2 million for the nine month period ended September 30, 2003 from $77.3 million for the same period in 2002, mainly due to appreciation of the TL against the US dollar and a one-time cost related to taxes on roaming revenues. For the same reason, general and administrative expenses increased 21% to $30.4 million in the third quarter of 2003 from $25.1 million in the third quarter of 2002. As a percentage of revenues, general and administrative expenses decreased to 4% for the nine month period ended September 30, 2003 compared to 5% for the same period in 2002. In addition, as a percentage of revenues, general and administrative expenses decreased to 4% for the three month periods ended September 30, 2003 compared to 5% for the same period in 2002.

        Bad debt expenses decreased 63% to $10.0 million for the nine month period ended September 30, 2003 from $27.3 million for the same period in 2002 mainly due to the increased proportion of prepaid subscribers in our subscriber base, improved collection activities such as credit scoring, a new option whereby subscribers can make payments under an installment plan, and new collection channels and improvement in the legal follow-up system to decrease fraud. For the same reasons, bad debt expenses decreased 90% to $0.9 million in the third quarter of 2003 from $8.7 million in the third quarter of 2002. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

        Rent expense decreased 13% to $2.8 million for the nine month period ended September 30, 2003 from $3.2 million for the same period in September 30, 2002. Rent expense decreased 20% to $0.8 million for the third quarter of 2003 from $1.0 million for the third quarter of 2002.

        Consulting expenses increased 30% to $9.0 million for the nine month period ended September 30, 2003 from $6.9 million for the same period in 2002. Consulting expenses increased 114% to $3.0 million for the third quarter of 2003 from $1.4 million for the third quarter of 2002.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 22% to $15.6 million for the nine month period ended September 30, 2003 from $12.8 million for the same period in 2002 mainly due to the increase in the headcount and appreciation of the TL against the US dollar. These expenses increased 41% to $5.8 million for the third quarter of 2003 from $4.1 million for the third quarter of 2002.

  Selling and marketing expenses

        Selling and marketing expenses increased 22% to $173.8 million for the nine month period ended September 30, 2003 from $142.7 million for the same period in 2002, mainly due to the prepaid subscribers' frequency usage fees, amounting $37.6 million, which were recorded as expenses in the first nine month period ended September 30, 2003. For the same reason, selling and marketing expenses increased 50% to $67.0 million in the third quarter of 2003 from $44.8 million in the third quarter of 2002. As a percentage of revenues, selling and marketing expenses were 10% for both the nine month periods ended September 30, 2003 and 2002. We expect our selling and marketing expenses to increase. However, we plan to keep it stable as a percentage of revenues in 2003. In addition, as a percentage of revenues, selling and marketing expenses increased to 9% for the third quarter of 2003 from 8% for the same period in 2002.

        Total postpaid advertising, market research, product management, public relations and call center expenses decreased 24% to $40.7 million for the nine month period ended September 30, 2003 from $53.8 million for the same period in 2002 mainly due to the decrease in product management activities resulting from the decreased provision for the loyalty program. Total postpaid advertising, market research, product management, public relations and call center expenses increased 29% to $18.4 million in the third quarter of 2003 from $14.3 million in the third quarter of 2002 mainly due to an increase in corporate communication expenses related to corporate and social sponsorships.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 127% to $72.4 million for the nine month period ended September 30, 2003 from $31.9 million for the same period in 2002. The increase in 2003 stemmed mainly from the increase in prepaid advertising expenses incurred for additional marketing campaigns and the prepaid subscribers' frequency usage fees. We have expensed $37.6 million for the principal for the frequency usage fee of 2003, in the consolidated financial statements as of September 30, 2003 regarding the related legal dispute, which is ongoing. For a description of the related legal dispute, see "The Consolidated Financial Statements and Related Notes to Consolidated Financial Statements as of December 31, 2002 and September 30, 2003 (Unaudited), and for the Three Month and Nine Month Periods Ended September 30, 2002 and 2003 (Unaudited)". For the same reasons, total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 88% to $24.6 million in the third quarter of 2003 from $13.1 million in the third quarter of 2002.

        Activation fees decreased 27% to $21.2 million for the nine month period ended September 30, 2003 from $29.0 million for the same period in 2002. Of the total dealer activation fees for the nine month period ended September 30, 2003, for the nine month period ended September 30, 2002, for the three month period ended September 30, 2003 and for the three month period ended September 30, 2002, $16.4 million, $24.1 million, $5.4 million, $7.2 million were for prepaid activations, respectively.

        Wages, salaries and personnel expenses for selling and marketing employees increased 27% to $20.3 million for the nine month period ended September 30, 2003 from $16.0 million for the same period in 2002 mainly due to the increase in the headcount and appreciation of the TL against the US dollar. For the same reason, wages, salaries and personnel expenses for selling and marketing employees increased 66% to $7.8 million in the third quarter of 2003 from $4.7 million in the third quarter of 2002.

  Operating income

        Operating income increased 85% to $454.8 million for the nine month period ended September 30, 2003 from $245.5 million for the same period in 2002, mainly due to the increase in our revenues. Operating income increased 93% to $225.9 million in the third quarter of 2003 from $117.0 million in the third quarter of 2002 for the same reasons.

  Income from related parties, net

        Income from related parties, which includes sales of GSM equipment and SIM cards and charges for management, promotional materials and technical advisory services provided to Azercell, Moldcell, Milleni.com, Geocell and GSM Kazakhstan net of cost of goods sold after accounting for intercompany profit elimination was $3.3 million for the nine month period ended September 30, 2003 compared to $0.1 million for the same period in 2002 mainly due to the sales of GSM equipment to Geocell in the first quarter of 2003. Income from related parties was $0.6 million in the third quarter of 2003 compared to nil in the third quarter of 2002.

  Interest income (expense), net

        Interest expense net of interest income increased 21% to $168.7 million for the nine month period ended September 30, 2003 compared to $139.4 million for the same period in 2002. The increase in net interest expense was mainly due to interest expense related to the dispute on collection of frequency usage fees for prepaid subscribers amounting to $28.2 million and $7.8 million for the nine and three month periods ended September 30, 2003, respectively. For the same reason, net interest expense increased 8% to $48.9 million in the third quarter of 2003 from $45.4 million in the third quarter of 2002.

  Other income, net

        Other income, net increased 41% to $3.8 million for the nine month period ended September 30, 2003 from $2.7 million for the same period in 2002. Operating expense, net increased 4% to $2.8 million in the third quarter of 2003 from $2.7 million in the third quarter of 2002.

  Translation loss

        Translation loss increased significantly to $76.0 million for the nine month period ended September 30, 2003, compared to a translation loss of $20.7 million for the same period in 2002. The increase in translation loss stemmed from the 19% appreciation of the Turkish Lira against the US dollar in the first nine month period of 2003 versus the 13% devaluation of the Turkish Lira against the US dollar for the same period in 2002. As we recorded significant accruals against legal disputes in our balance sheet, and nearly all of the accruals are in terms of Turkish Lira, the appreciation of Turkish Lira resulted in a translation loss. For the same reason, translation loss increased 116% to $22.5 million in the third quarter of 2003 from $10.4 million in the third quarter of 2002.

  Income tax benefit (expense)

        Income tax expense for the nine-month period ended September 30, 2003 was $3.1 million. There was no income tax benefit (expense) for the nine month period ended September 30, 2002. We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast to have taxable income in 2003 and 2004 and have generated taxable income for five consecutive quarters. We believe that subsequent to the conclusion of the war in Iraq during our second quarter and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding us have become less uncertain and provided us better visibility about the near term future. Currently, we believe that a one-year period is a reasonable period of time for us to forecast taxable income and related tax matters for a company operating in the economic and political environment such as Turkey. As a result of these developments since the second quarter of 2003, we changed our judgment regarding the realizability of the deferred tax assets and related valuation allowance requirements. Therefore, we reported the impact of this change in judgment, releasing approximately $80.6 million of valuation allowance and reporting a comparable amount of deferred tax benefit. However, due to the continued uncertainty over the long term, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets as we are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $313.6 million is recorded as of September 30, 2003 (December 31, 2002: $477.7 million) for such amounts. During the remainder of 2003, we will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance. As of September 30, 2003, we have generated approximately $334.3 million of potential future tax benefit from tax credits arising under our Investment Incentive Certificates. See "—Investment Incentive Certificates".

  Equity in net income (loss) of unconsolidated investees

        Our share of the net income of unconsolidated investees was $13.0 million for the nine month period ended September 30, 2003 compared to our share of the net loss of unconsolidated investees of $23.4 million for the same period in 2002. The equity in net income of unconsolidated investees figure in 2003 is not comparable to the previous year's figure because our ownership in Fintur has increased from 25% to 41.45% due to the restructuring of Fintur in August 2002. Our share of the net income of unconsolidated investees was $6.6 million in the third quarter of 2003 compared to our share of the net income of unconsolidated investees of $0.2 million for the same quarter of 2002.

  Net income

        Net income increased significantly to $229.6 million for the nine month period ended September 30, 2003 compared to net income of $65.0 million for the same period in 2002. The increase was mainly due to the increase in our revenues, maintained cost level and our equity in net income of unconsolidated investees recorded in the nine month period ended September 30, 2003. For the same reasons, net income increased 99% to $116.8 million in the third quarter of 2003 compared to a net income of $58.8 million in the third quarter of 2002.

Taxation Issues in Telecommunications Sector

        For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20-F. There have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F except the following:

        On April 24, 2003, Value Added Tax on roaming revenues invoiced to foreign operators, which was 18%, was cancelled, and in addition the 25% Special Communication Tax also was cancelled on these revenues increasing the tax advantage for our subscribers to 43%.

        We have calculated Value Added Tax responsibility on ongoing license fee since June 2003.

        Per the opinion of the Ministry of Finance, Value Added Tax responsibility and Special Communication Tax responsibility have been calculated on the invoices issued by foreign GSM operators' since August 1, 2003.

        Per the opinion of the Ministry of Finance, Value Added Tax and Special Communication Tax have been calculated on subscribers' invoices including mark up and calls fee since August 1, 2003.

Investment Incentive Certificates

        In 1993, 1997, 2000, and 2001, the Under Secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures made by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at a rate of 19.8% (18% for expenditures made after April 24, 2003). Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.4 billion in qualifying expenditures. As of September 30, 2003, we had incurred cumulative qualifying expenditures of approximately $3.3 billion ($2.8 billion as of December 31, 2002), resulting in tax credit carryforwards under the certificates of approximately $334.3 million ($361.6 million as of December 31, 2002), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. However, as of September 30, 2003, a valuation allowance of $313.6 million has been recorded against such amount, as we believe that there exists continued uncertainty over the long term regarding the realizability of tax credit carryforwards. The certificates are denominated in Turkish Lira. However, approximately $2.0 billion of qualifying expenditures through September 30, 2003 ($2.4 billion as of December 31, 2002) under the certificates are indexed against future inflation.

        Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see "Item 5A. Operating Results" in the 20-F.

Effects of Inflation

        The annual inflation rates in Turkey were 68.5% and 29.7% for the years ended December 31, 2001 and 2002, respectively, based on the Turkish consumer price index. Annual inflation rates were 23.0% as of September 30, 2003 and 37.0% for the same period in 2002. Within a hyperinflationary economy such as Turkey's, holding TL-denominated monetary assets in excess of TL-denominated monetary liabilities results in a loss as the real value of the net monetary assets decreases in line with the inflation rate. In a situation where monetary liabilities exceed monetary assets, a gain results as the real value of the net liabilities decreases. In order to try to contain inflation rates that have averaged about 45.7% per annum over the past three years, the Turkish government has implemented policies, including certain austerity measures, that could have a negative impact on the Turkish economy and on our profitability.

New Accounting Standards Issued

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this Statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on our consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 was to be applied for the first interim or annual period beginning after June 15, 2003. In October 2003, the FASB proposed significant changes in how companies identify variable interest entities and determine which company should consolidate such entities under FIN 46, and postponed the applicability of FIN 46 for entities that existed prior February 1, 2003, to the first interim and annual period ending after December 15, 2003. Management believes that the adoption of this standard will have no material impact on our consolidated financial statements.

Liquidity and Capital Resources

  Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by finance vehicle, Cellco Finance N.V. (Cellco), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of September 30, 2003, total outstanding payables related to Cellco were $700 million. We have extinguished the $300 million note early on November 10, 2003.

        The net cash provided by our operating activities for the nine month period ended September 30, 2003 and 2002 amounted to $733.4 million and $396.1 million, respectively. The increase in 2003 was mainly due to the increase in net income recorded for the nine month period ended September 30, 2003 compared to the same period in 2002, and the payment to Ericsson amounting to $225 million in the nine month period ended September 30, 2002.

        The net cash used for investing activities during the nine month periods ended September 30, 2003 and 2002 amounted to $154.7 million and $131.1 million, respectively. Total investments in investees amounted to $143.0 million as of September 30, 2003 compared to $103.7 million as of September 30, 2002.

        The net cash used for financing activities for the nine months period ended September 30, 2003 and 2002 amounted to $276.6 million and $202.7 million, respectively. As of September 30, 2003, $985.6 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $73.7 million with various leasing companies ($68.3 million for our headquarters and other real estate, $4.1 million for computers installed at the building, office equipment and company cars, and $1.3 million for a central betting system, which is classified as other long term assets). During 2002, we had $550 million of senior term loan facilities available for our use. On March 13, 2003, we notified the agent for the 1999 bank facility that we would fully extinguish the outstanding balance of approximately $244.4 million in March 2003, and we made the respective payment on March 31, 2003. On October 8, 2003, we announced that we would make an early redemption of our $300 million 15% Senior Subordinated Notes due 2005 at a call price of 103.75%, and on November 10, 2003, the redemption was completed.

        We purchased $2.0 million of the 12.75% Senior Notes due August 1, 2005 issued by Cellco on April 7 and April 15, 2003, and will hold the bonds until maturity.

        For the nine month period ended September 30, 2003, we spent approximately $128.7 million for capital expenditures compared with $60.4 million for the same period in 2002. We revised our capital expenditures budget from our original expectation of $150 million to $200 million in 2003 due to the appreciation of the Swedish Krona against the US dollars. The expenditure will include software purchases, and we also expect to spend a major portion of 2003 capital expenditures on installation of additional base stations in some selected densely populated urban areas.

        At December 31, 2002, our current liabilities exceeded our current assets by approximately $209.5 million. At September 30, 2003, our current liabilities exceeded our current assets by approximately $202.8 million.

  Contractual Obligations and Commercial Commitments

        The following table illustrates our major contractual obligations and commitments as of September 30, 2003.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Borrowings	984.0	471.5	512.5	—	—
Capital Lease Obligations	30.9	16.8	14.1	—	—
Purchase Obligations	25.0	22.5	2.5	—	—
Operating Leases	8.6	1.6	3.1	3.1	0.8

Total Contractual Cash Obligations	1,048.5	512.4	532.2	3.1	0.8

  Related Party Transactions

        For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in the 20-F. There have been no material changes in our related party transactions since the date of the 20-F.

  Contingent Liabilities

        The following table illustrates our major contingent liabilities as of September 30, 2003.

	Amount of contingent liability expiration per period
	Total amount committed	Remaining commitment at September 30, 2003	Less than 1 year	1-3 years	4-5 years	Over 5 years
Bank Letters of Guarantee	38.7	38.7	0.1	—	—	38.6
Guarantees
Digital Platform	87.2	49.8	28.9	20.9	—	—
BNP — Brussels (Buyer Credit)	50.2	32.0	15.6	16.4	—	—
BNP—Brussels (Financial Loan)	8.2	3.7	3.3	0.4	—	—
BNP—Hungary (Buyer Credit)	11.7	8.1	4.1	4.0	—	—
BNP—Hungary (Financial Loan)	1.9	0.8	0.8	—	—
Websterbank—USA	1.2	0.3	0.2	0.1	—	—
HSBC—Istanbul Main Branch	14.0	4.9	4.9	—	—	—
Hobim	0.4	0.2	0.2	—	—	—
BNP AK Dresdner (Financial Leasing)	0.4	0.2	0.2	—	—	—

        We have contingent liabilities in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5.0 million, and customs authorities, private companies and other public organizations amounting to $33.6 million. In addition, as of September 30, 2003, we have contingent liabilities in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.1 million.

        Guarantees given for Digital Platform are related to loans for set-top box, uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

  Liquidity Outlook

        According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2003 through our operating cash flow, our strong cash balance as of September 30, 2003 and certain debt restructurings and new financing projects that we have recently entered.

        On March 13, 2003, we notified the agent for the 1999 bank facility that we would extinguish the outstanding balance of $244.4 million early in March 2003. We made the respective payment on March 31, 2003. Also, on March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to us. As a result of this extension, the outstanding balance of $75 million will be repaid in three equal installments on June 21, 2004, January 23, 2006 and April 21, 2006. Further, on April 30, 2003, Akbank agreed to extend the principal payments of $100 million and $25 million, which were due on May 9, 2003 and June 5, 2003, respectively. As a result of this extension, $100 million will be repaid in two equal installments on May 10, 2004 and May 9, 2005, and $25 million will be repaid in two equal installments on June 7, 2004 and June 6, 2005. In the third quarter, we completed the necessary legal procedures for the early redemption of the 15% Senior Subordinated Notes and announced the redemption date as November 10, 2003. We believe that our cash from operations will be sufficient to fully fund our business plan through December 31, 2003, which includes the repayment of approximately $806.2 million in debt obligations. Based on our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector in general, our debt repayment schedule, costs arising from pending litigation and the cost of new financing, we do not foresee any funding gap in 2003.

        However, in order to increase our financial flexibility for payments that may be required to be made in relation with outstanding legal disputes, we have given mandate to HSBC Bank AS and Islamic Development Bank on an unsecured syndicated facility in the amount of up to $100 million with a maturity of 2 years. This facility has an availability period of 180 days, and will be used to finance network equipment purchases in 2004. Also on October 30, 2003, Yapi Kredi has committed to provide a cash loan facility, with market rates, up to $150 million to us over the next twelve months.

        Meanwhile, we are continuing to evaluate different financing alternatives through domestic and international markets to ensure the continuity of our long-term borrowing structure and strategies. We will continue to focus on strategies for lowering the weighted average cost of total borrowing and extending the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or by obtaining additional domestic debt. In line with these strategies, we extinguished our 1999 bank facility early on March 31, 2003, extinguished the loan under the 1998 Issuer Credit Agreement amounting to $300 million early on November 10, 2003, agreed to extend the loan from Garanti Bankasi on March 13, 2003, and agreed to extend the principal payments of the loan from Akbank on April 30, 2003. In addition, we will be watching international debt markets for opportunities to make a longer term club deal or syndication. In the meantime, we will be following the high yield markets in 2003 depending on the performance of the existing Cellco Bonds and market availability.

        We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.

Quantitative and Qualitative Discussion of Market Risk

        Total indebtedness denominated in foreign currencies (all in US dollars) amounted to $1,011.3 million, representing almost 100% of our total indebtedness at September 30, 2003.

        During the first nine month period of 2003, we made principal loan payments of $295.4 million.

        In January 2003, Inteltek signed a leasing contract with Garanti Finansal Kiralama AS (Garanti Leasing) to purchase 1,000 lottery terminals, amounting to $2.6 million. In addition, in March 2003, Bilisim leased a show tent called Mydonose Showland located at the CNR fairground under "Joint Management" agreement, amounting to $2.6 million.

        Fair value of indebtedness as of September 30, 2003, which was outstanding at December 31, 2002, has not changed significantly except for loans under 1999 and 1998 Issuer Credit Agreements. The fair value of the loan under 1998 Issuer Credit Agreement has increased from $311.3 million at December 31, 2002 to $314.3 million at September 30, 2003, and the fair value of the loan under 1999 Issuer Credit Agreement has increased from $412.5 million at December 31, 2002 to $439.5 million at September 30, 2003.

        We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. Some portion of our debt obligations and capital expenditure are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. In the normal course of business, on May 1, 2003, we bought US dollars by engaging in one forward transaction. This transaction amounted to $20 million and matured on June 30, 2003. On May 1, 2003 and May 2, 2003, we engaged in two forward transactions to buy US dollars. These transactions amounted to $50 million and matured on September 30, 2003. On May 6, 2003, June 6, 2003, June 17, 2003 and July 2, 2003, we engaged in four forward transactions to buy US dollars totaling $60 million maturing on December 30 and December 31, 2003 in order to manage our foreign exchange risk more efficiently. We also engaged in four forward transactions on October 3, 2003, October 6, 2003 and October 8, 2003 maturing November 6, 2003 and November 7, 2003 in the total amount of $40 million. Two of these transactions have been knocked out at maturity and one has been knocked out prior to maturity totaling $30 million, and we did not execute the related forward agreements. There is no covenant restriction related to such transactions provided that the transaction is authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect the company from fluctuations in currency values. However, we keep our monetary balances in US dollars to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the Turkish Lira.

Legal and Arbitration Proceedings

        We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information-Legal and Arbitration Proceedings" in our 20-F.

        There has not been any material change in our legal and arbitration proceedings since the date of our 20-F, except for the following:

        In connection with the dispute on Turk Telekom Interconnection Fee relating to the annulment of Annex 1-A of the Turk Telekom interconnection agreement, on July 3, 2003, Turk Telekom informed us that the injunction was lifted and it will calculate the sharing of its interconnection revenue with us on an equal basis. Turk Telekom did not make the monthly interconnection payment to us due in June 2003, amounting to TL 83.9 trillion ($60.9 million as of September 30, 2003) to offset the amount against its receivables from us according to its claim that interconnection revenues should be shared equally. We have applied to obtain another injunction to cease Turk Telekom's action. The lawsuit is ongoing. On July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. Upon the appeal of Turk Telekom, the case will be reviewed by the Assembly of Civil Law Chambers of Court of Appeals. We have deducted the interconnection receivables from Turk Telekom amounting to TL 140.0 trillion (approximately $101.7 million as of September 30, 2003) from our interconnection receivables on our consolidated financial statements as of and for the nine month period ended September 30, 2003. The remaining balance of TL 52.5 trillion ($38.2 million as of September 30, 2003), which results from taxes on interconnection receivables, is classified as other current assets. Since we believe that this amount is substantially lower than the amount that Turk Telekom should have paid under the Interconnection Agreement, we have initiated the necessary legal actions against Turk Telekom for the recovery of our confiscated portion of interconnection receivables for June, July and August 2003.

        The Competition Board provided us a reasoned written decision of a penalty amounting to TL 7.0 trillion ($5.1 million as of September 30, 2003), stating that we have abused our dominant position from the aspect of our relations with distributor firms of GSM hand sets and contravened the Law on the Protection of Competition. We initiated a lawsuit before the Danistay, the highest administrative court in Turkey, for the injuction and cancellation of the decision.

        In March 2001, we ceased including our interconnection revenues in our gross revenue for our ongoing licence fee payments to the Turkish Treasury. The Turkish Treasury informed us that it believed that we were required to include our interconnection revenues in the gross revenue base. After failing to reach an agreement on the matter with the related authorities, we initiated an arbitration suit in the ICC International Court of Arbitration in October 2001. We computed and paid the ongoing licence fee using the gross revenue base excluding the interconnection revenues based on an injunction received from the local court in November 2001. However, we have accrued for the unpaid amounts and included these in the determination of net income. On October 7, 2003, the ICC decided that the interconnection revenues should be included in the calculation of the ongoing license fees to the Turkish Treasury. We have already provided license fee accrual on interconnection revenues as of December 31, 2002 and September 30, 2003. We filed a suit of annulment against the ICC ruling as per the International Arbitration Code.

        In January 2002, we applied to the Telecommunications Authority (the "Authority") requesting it to review the protocol obligating us to collect frequency usage fees from our subscribers on the grounds that it was impossible to collect these fees from prepaid subscribers. Upon the Authority's February 2002 request that we to pay the frequency usage fees, we filed a lawsuit against the Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from prepaid subscribers. In July 2002, the court decided in our favor. However, the Authority appealed the decision and, in March 2003, the Court of Appeals accepted the Authority's position and annulled the decision of the lower court. The lower court revised its decision to be consistent with the Court of Appeal's decision, and rejected our request to cancel the protocols obligating the Authority to collect the frequency usage fees from the prepaid subscribers. The decision is final and not subject to appeal.

        For more details, see "The Consolidated Financial Statements and Related Notes to Consolidated Financial Statements as of December 31, 2002 and September 30, 2003 (Unaudited), and for the Three Month and Nine Month Periods Ended September 30, 2002 and 2003 (Unaudited)".

Other Matters

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. ("Pamukbank"), one of our shareholders whose majority shares were owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF") who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets and that its financial weakness threatened depositors' rights as well as the safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF. In accordance with the fifth paragraph of the Turkish Banks Act, the SDIF has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses.

        On August 29, 2003, we received a notice from one of our two statutory auditors that he has called an Extraordinary Shareholders Meeting pursuant to his supervisory obligation to our Board of Directors and his statutory right under the Turkish Commercial Code. In his notice to us, the statutory auditor stated that the Extraordinary Shareholders Meeting has been called "due to the Board of Directors being unable to agree upon important and strategic decisions for Turkcell". We have no authority under the Turkish Commercial Code to object to such a notice and are required to take all necessary actions to convene the Extraordinary Shareholders Meeting. Accordingly, we are not in a position to comment on the notice received from the statutory auditor at this time. The agenda for the meeting was set by the statutory auditor and includes the election of all seven members of the Board of Directors. The Extraordinary Shareholders Meeting would be held on October 30, 2003 in Istanbul. However, such meeting could not be made. Two proxies representing Turkcell Holding AS (Turkcell Holding), a company owned by our shareholders and holds 51% of our shares, were present at the meeting. These representatives could not agree who votes for Turkcell Holding in the meeting, and accordingly, the representative of Turkish Ministry of Trade postponed the meeting. On November 7, 2003, we received another notice from the statutory auditor that he has called an Extraordinary General Meeting on December 29, 2003, with the same agenda.

        On September 4, 2003, we announced our intention to acquire a majority stake in Digital Platform, the leading digital satellite TV broadcaster in Turkey, after our Board of Directors unanimously authorized our management to enter into discussions to purchase the 72.57% stake from Yapi Kredi and its subsidiaries, and to initiate legal and financial due diligence. We intend to acquire the Digital Platform shares through Turktell, our wholly owned subsidiary. The proposed acquisition of Digital Platform is subject to approval of the Board of Directors and other approvals. Completion of the purchase is also subject to the satisfaction of several other conditions such as agreement on the fair-value assessments and an opinion to be provided by a third party, due diligence report, obtaining necessary approvals and board approvals as well as signing the final share purchase agreement. If our Board of Directors decides to proceed with the purchase, Turktell will use an option to buy the Digital Platform shares at book value, approximately $108 million, granted by the Turkish Banking Authority, the controlling entity of Yapi Kredi, to the Cukurova Group on January 31, 2003. We base our valuations solely on Digital Platform's current business and do not include estimates of potential benefits from future synergies and convergence between Digital Platform and us. Although we value Digital Platform as an important financial investment regardless of potential future synergies, we also believe that Digital Platform will provide additional strategic value to us. Digital Platform is regarded as an attractive acquisition opportunity that will strengthen our future market position due to media sector convergence in Turkey, content-related synergies between us and Digital Platform's businesses and Digital Platform's overall market potential as a financial investment. Digital Platform offers its subscribers exclusive channels, as well as free-to-air TV channels and radio stations in one compact system through various subscription packages. Digital Platform offers additional services such as pay-per-view channels, Digiturk Magazine, interactive TV applications and enhanced data services, such as home-banking, home shopping, games and information services. Digital Platform holds the exclusive broadcasting rights of the Turkish Super Football League until May 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2003
TURKCELL ILETISIM HIZMETLERI A.S.
	By:	/s/ MUZAFFER AKPINAR
	Name:	Muzaffer Akpinar
	Title:	Chief Executive Officer

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CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  OPERATING AND FINANCIAL REVIEW FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003
SIGNATURES